

March 11, 2022

Bianca Meger
Chief Executive Officer
Metro One Telecommunications Inc.
30 North Gould Street
Suite 2990
Sheridan, WY 82801

      Re: Metro One Telecommunications Inc.
         Registration Statement on Form S-1
         Filed February 11, 2022
         File No. 333-262645

Dear Ms. Meger:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed February 11, 2022

Prospectus Cover Page, page iii

1.   Please revise the prospectus cover page to clarify whether the primary offering of common stock is being made on a best efforts, no minimum basis; whether the company is offering warrants or just the shares underlying the warrants; and the price at which the selling shareholders are offering shares of common stock. Also, (i) specify the exercise prices of the warrants and their expiration dates; and (ii) disclose the duration of the offerings.

Prospectus Summary, page 1

2.   Please clarify where your business is primarily managed and operated. You list your principal executive offices in Sheridan, Wyoming, but most of your operations appear to be based in Israel. Please clarify the management activities and operations based in Wyoming and in the United States, if any.

3.   You indicate that you are a developer of software services to enable your clients to create their own mobile apps. You also indicate that your recent acquisition of Stratford Ltd and the assets of Royal App. will merge into your offerings in 2021. However, the description of your current offering appear to be primarily of those that you acquired from Royal App., such as Shelfy. Please clarify your offerings and business prior to the acquisition of your Israeli assets and whether you had any operations beyond research and development or organizing activities prior to March 2021. Please address whether you were a shell company, as defined by Rule 405 of Regulation C, prior to the acquisition of the assets of Royal App.

4.   Please balance the disclosure regarding your performance claims. Disclose the number of customers you have and the sample size of customers on which your performance claims are based. Please also disclose in the prospectus summary that your auditors have expressed doubt about your ability to continue as a going concern.

Use of Proceeds, page 16

5.   Please discuss your plans if substantially less than the maximum proceeds are obtained. In this regard, please include a table illustrating your planned use of proceeds if 25%, 50%, 75% and 100% of the offering is sold.

Management's Discussion and Analysis of Financial Condition and Results of Operations Highlights, page 21

6.   Please provide the basis for your statement that by 2023 you will obtain a customer base of at least 500 subscribers and will experience 200-300% annual growth. Discuss any assumptions and limitations to your estimate.

Liquidity and Capital Resources, page 26

7.   You state that you will require substantial additional funds for operations in order to meet your software development and business expansion objectives. Please revise to clarify whether your currently available cash resources will be sufficient to meet your working capital needs in the next 12 months and, if so, the amount of additional funds you will need in order to meet your business objectives.

Acquisitions, page 29

8.   Please provide a description of the material terms of the Asset Purchase Agreement with

Royal App. Ltd. We note, for example, that there is an anti-dilution provision that requires that the Trustee hold 8% of the common stock of Metro One Telecommunications, Inc. if shares are issued to your employees. Please clarify how this offering affects this anti-dilution provision and if it will expire upon the consummation of the IPO. Further, clarify if additional shares were issued to the Trustee due to either the PIPE or SAFE offerings.

Business, page 30

9. You indicate that you have three principal products, Mobile Commerce Merchant Platform, Mobile Commerce Enterprise Platform, and an Instore Engagement Suite. Please clarify whether all three products are currently operational and generating revenue.

Certain Relationships and Related Transactions, page 39

10. Please provide a more detailed description of both consulting agreement with your CEO, Ms. Meger. We note that there are two consulting agreements, one for the subsidiary Stratford and another for the U.S. parent company. Please include a description of the termination provisions, the allowable outside activities, hours expected for to devote to either entity, and any other material provisions.

Description of Securities, page 39

11. We note your disclosure that you may issue preferred stock in the future and that you have outstanding fully paid and non-assessable preferred stock on page 13. We further note your references that you issued Series A preferred with respect to your 2021 SAFE Offering, and all of those preferred shares were converted into common stock on September 30, 2021. However, your certificate of incorporation filed as Exhibit 3.1 and dated July 30, 2021 does not mention any authorized preferred stock, nor does your bylaws filed as Exhibits 3.2 and 3.3 indicate any authorized preferred stock. Please clarify how your Series A Preferred Stock were authorized to be issued and clarify whether there are any currently authorized shares of preferred stock.

12. Please provide a description of each of your outstanding warrants and the to-be-issued warrants in your primary offering, including material terms and rights and privileges.

Financial Statements
Note 4 - Summary of Accounting Policies, page F-10

13. We note on page F-8 that you acquired operating assets in conjunction with the Royal App transaction and on page F-10 that you allocated a portion of the transaction price to agreements (rights and obligations) with customers. We also note that prior to the Royal App transaction, you had no revenues and following the transaction you had revenues in the subsequent periods. While we understand that the legal form of the transaction may be the acquisition of assets, based on the operating assets acquired, customer contracts acquired and revenues following the transaction, it appears that the transaction is a

business combination due to a sufficient continuity of operations. Therefore, disclosure of prior financial information for Royal App is material to an understanding of future operations. Please tell us whether the nature of the revenue producing activity generally remain the same following the acquisition, whether the facilities, employee base, distribution system, sales force, customer base, operating rights, production techniques, or trade names remain after the acquisition and the basis for your conclusion that the financial statements are not required pursuant to Rule 3-05 of Regulation S-X as an acquisition of a business as defined in Rule 11-01(d) of Regulation S-X. Please also see FRM 2010.2 for guidance.

14. Refer to your accounting policy for contracts with multiple performance obligations on page F-12. We note that the transaction price for contracts with multiple performance obligations is based on "a range" of SSP, in which you state that you typically have more than one SSP for individual products and services due to the stratification of products and services by customer size. We also note on pages F-11 and F-12 that each license and subscription package is very different than the next with prices increasing as the functionality does. Please expand the accounting policy to include the methodology used to allocate the transaction price to SSP for contracts with multiple performance obligations. Refer to ASC 606-10-50-20 and ASC 606-10-55-255 to 258 for guidance.

Note 5 - Acquisition of Assets, page F-16

15. We note on page F-16 that the per share value for the share issuance in a private placement was $0.026355 per share while the value ascribed to share issuances for the acquisition of Royal App and related financing costs was $0.05 per share. Please supplementally provide us with a detailed analysis that supports the determination of fair value used to record the valuation of equity issued in conjunction with the Royal App transaction.

Note 9 - Subsequent Events, page F-16

16. Based on subsequent events disclosure on page F-16, stock incentives (options and warrants) were granted subsequent to September 30, 2021 with exercise prices at the same per share price as before September 30, 2021of $0.0257. We also note that the exercise prices on stock incentive and warrants was well below the PIPES per share price during the same subsequent period of $0.075 per share. Please provide all disclosures required pursuant to ASC 718-10-50 for stock compensation inherent in these stock incentives. Please revise disclosure on page F-28 accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                                  Sincerely,

                                                  Division of Corporation Finance
                                                  Office of Technology

cc: Ken Bart, Esq.